Preliminary Pricing Supplement LIRN-57 (To the Prospectus dated June 30, 2017, the Prospectus Supplement dated June 30, 2017, and the Product Supplement EQUITY INDICES LIRN-1 dated July 13, 2017)	Subject to Completion Preliminary Pricing Supplement Dated June 3, 2019	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-218604-02

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	June , 2019 July , 2019 June , 2021
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index

•     Maturity of approximately two years

•     2-to-1 upside exposure to increases in the Index, subject to a capped return of [14.00% to 18.00%]

•     1-to-1 downside exposure to decreases in the Index beyond a 10.00% decline, with up to 90.00% of your principal at risk

•     All payments occur at maturity and are subject to the credit risk of Credit Suisse AG

•     No periodic interest payments

•     In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.075 per unit. See “Structuring the Notes”

•     Limited secondary market liquidity, with no exchange listing

•     The notes are senior unsecured debt securities and are not insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction

The notes are being issued by Credit Suisse AG (“Credit Suisse”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-7 of this term sheet and “Risk Factors” beginning on page PS-7 of product supplement EQUITY INDICES LIRN-1.

The initial estimated value of the notes as of the pricing date is expected to be between $9.50 and $9.80 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” on page TS-13 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price(1)	$10.00	$
Underwriting discount(1)	$0.20	$
Proceeds, before expenses, to Credit Suisse	$9.80	$

(1)	For any purchase of 500,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Merrill Lynch

June , 2019

Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due June , 2021

Summary

The Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due June , 2021 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction and are not secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Credit Suisse. The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the Russell 2000® Index (the “Index”), is greater than its Starting Value. If the Ending Value is equal to or less than the Starting Value but greater than or equal to the Threshold Value, you will receive the principal amount of your notes. If the Ending Value is less than the Threshold Value, you will lose a portion, which could be significant, of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See “Terms of the Notes” below.

The economic terms of the notes (including the Capped Value) are based on the rate we are currently paying to borrow funds through the issuance of market-linked notes (our “internal funding rate”) and the economic terms of certain related hedging arrangements. Our internal funding rate for market-linked notes is typically lower than a rate reflecting the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit rate”). This difference in borrowing rate, as well as the underwriting discount and the hedging related charge described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. These costs will be effectively borne by you as an investor in the notes, and will be retained by us and BofAS or any of our respective affiliates in connection with our structuring and offering of the notes. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value range for the notes. This range of estimated values reflects terms that are not yet fixed and was determined based on our valuation of the theoretical components of the notes in accordance with our pricing models. These include a theoretical bond component valued using our internal funding rate, and theoretical individual option components valued using mid-market pricing. You will not have any interest in, or rights to, the theoretical components we use to determine the estimated value of the notes. The initial estimated value of the notes calculated on the pricing date will be set forth in the final term sheet made available to investors in the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-13.

Terms of the Notes		Redemption Amount Determination
Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London branch.	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately two years
Market Measure:	The Russell 2000® Index (Bloomberg symbol: "RTY"), a price return index
Starting Value:	The closing level of the Market Measure on the pricing date
Ending Value:	The average of the closing levels of the Market Measure on each calculation day occurring during the Maturity Valuation Period. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described on page PS-20 of product supplement EQUITY INDICES LIRN-1.
Threshold Value:	90% of the Starting Value
Participation Rate:	200%
Capped Value:	[$11.40 to $11.80] per unit, which represents a return of [14.00% to 18.00%] over the principal amount. The actual Capped Value will be determined on the pricing date.
Maturity Valuation Period:	Five scheduled calculation days shortly before the maturity date.
Fees and Charges:	The underwriting discount of $0.20 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-13.
Joint Calculation Agents:	Credit Suisse International and BofA Securities, Inc. (“BofAS”), acting jointly.

Capped Leveraged Index Return Notes®	TS-2

Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due June , 2021

The terms and risks of the notes are contained in this term sheet and in the following:

•	Product supplement EQUITY INDICES LIRN-1 dated July 13, 2017: https://www.sec.gov/Archives/edgar/data/1053092/000095010317006711/dp78239_424b2-lirn1.htm

•	Prospectus supplement and prospectus dated June 30, 2017: http://www.sec.gov/Archives/edgar/data/1053092/000104746917004364/a2232566z424b2.htm

As a result of the completion of the reorganization of Bank of America’s U.S broker-dealer business, references to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) in the accompanying product supplement EQUITY INDICES LIRN-1, prospectus supplement and prospectus, as such references relate to MLPF&S’s institutional services, should be read as references to BofAS.

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S or BofAS by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES LIRN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Credit Suisse.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

•     You anticipate that the Index will increase moderately from the Starting Value to the Ending Value.

•     You are willing to risk a loss of principal and return if the Index decreases from the Starting Value to an Ending Value that is below the Threshold Value.

•     You accept that the return on the notes will be capped.

•     You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

•     You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

•     You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

•     You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

•     You believe that the Index will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

•     You seek 100% principal repayment or preservation of capital.

•     You seek an uncapped return on your investment.

•     You seek interest payments or other current income on your investment.

•     You want to receive dividends or other distributions paid on the stocks included in the Index.

•     You seek an investment for which there will be a liquid secondary market.

•     You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Capped Leveraged Index Return Notes®	TS-3

Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due June , 2021

Hypothetical Payout Profile

The below graph is based on hypothetical numbers and values.

Leveraged Index Return Notes®

This graph reflects the returns on the notes, based on the Participation Rate of 200%, the Threshold Value of 90% of the Starting Value and a Capped Value of $11.60 (the midpoint of the Capped Value range of [$11.40 to $11.80]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.
See below table for a further illustration of the range of hypothetical payments at maturity.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value, Capped Value and term of your investment.

The following table is based on a hypothetical Starting Value of 100, a hypothetical Threshold Value of 90, the Participation Rate of 200% and a hypothetical Capped Value of $11.60. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$1.00	-90.00%
50.00	-50.00%	$6.00	-40.00%
80.00	-20.00%	$9.00	-10.00%
90.00(1)	-10.00%	$10.00	0.00%
94.00	-6.00%	$10.00	0.00%
97.00	-3.00%	$10.00	0.00%
100.00(2)	0.00%	$10.00	0.00%
102.00	2.00%	$10.40	4.00%
105.00	5.00%	$11.00	10.00%
108.00	8.00%	$11.60(3)	16.00%
120.00	20.00%	$11.60	16.00%
130.00	30.00%	$11.60	16.00%
140.00	40.00%	$11.60	16.00%
150.00	50.00%	$11.60	16.00%
160.00	60.00%	$11.60	16.00%

(1)	This is the hypothetical Threshold Value.

(2)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Market Measure.

(3)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

For recent actual levels of the Market Measure, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Capped Leveraged Index Return Notes®	TS-4

Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due June , 2021

Redemption Amount Calculation Examples

Example 1
The Ending Value is 80.00, or 80.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 90.00
Ending Value: 80.00
Redemption Amount per unit

Example 2
The Ending Value is 95.00, or 95.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 90.00
Ending Value: 95.00

Redemption Amount (per unit) = $10.00, the principal amount, since the Ending Value is less than the Starting Value but equal to or greater than the Threshold Value.

Example 3
The Ending Value is 105.00, or 105.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 105.00

= $11.00 Redemption Amount per unit

Example 4
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 130.00

= $16.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $11.60 per unit

Capped Leveraged Index Return Notes®	TS-5

Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due June , 2021

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement EQUITY INDICES LIRN-1 identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Index.

▪	The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to our proprietary pricing models. These pricing models consider certain factors, such as our internal funding rate on the pricing date, interest rates, volatility and time to maturity of the notes, and they rely in part on certain assumptions about future events, which may prove to be incorrect. Because our pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by us (even among issuers with similar creditworthiness), our estimated value may not be comparable to estimated values of similar notes of other issuers.

▪	Our internal funding rate for market-linked notes is typically lower than our secondary market credit rates, as further described in “Structuring the Notes” on page TS-13. Because we use our internal funding rate to determine the value of the theoretical bond component, if on the pricing date our internal funding rate is lower than our secondary market credit rates, the initial estimated value of the notes will be greater than if we had used our secondary market credit rates in valuing the notes.

▪	The public offering price you pay for the notes will exceed the initial estimated value. This is due to, among other transaction costs, the inclusion in the public offering price of the underwriting discount and the hedging related charge, as further described in “Structuring the Notes” on page TS-13.

▪	Assuming no change in market conditions or other relevant factors after the pricing date, the market value of your notes may be lower than the price you paid for them and lower than the initial estimated value. This is due to, among other things, the inclusion in the public offering price of the underwriting discount and the hedging related charge and the internal funding rate we used in pricing the notes, as further described in “Structuring the Notes” on page TS-13. These factors, together with customary bid ask spreads, other transaction costs and various credit, market and economic factors over the term of the notes, including changes in the level of the Index, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

▪	A trading market is not expected to develop for the notes. Neither we nor MLPF&S, or BofAS is obligated to make a market for, or to repurchase, the notes. The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S, or BofAS, or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. BofAS has advised us that any repurchases by them or their affiliates will be made at prices determined by reference to their pricing models and at their discretion, and these prices will include BofAS’s trading commissions and mark-ups. If you sell your notes to a dealer other than BofAS in a secondary market transaction, the dealer may impose its own discount or commission. BofAS has also advised us that, at its discretion and for your benefit, assuming no changes in market conditions from the pricing date, MLPF&S, or BofAS, may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes for a short initial period after the issuance of the notes. That higher price reflects costs that were included in the public offering price of the notes, and that higher price may also be initially used for account statements or otherwise. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪	Our business, hedging and trading activities, and those of BofAS and our respective affiliates (including trading in shares of companies included in the Index), and any hedging and trading activities we, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

▪	You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪	While we, BofAS or our respective affiliates may from time to time own securities of companies included in the Index, we, BofAS and our respective affiliates do not control any company included in the Index, and we have not verified any disclosure made by any other company.

▪	There may be potential conflicts of interest involving the calculation agents, one of which is our affiliate and one of which is BofAS. We have the right to appoint and remove the calculation agents.

Capped Leveraged Index Return Notes®	TS-6

Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due June , 2021

▪	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part.

▪	THE U.S. FEDERAL TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR – There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are treated as “open transactions.” If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes, including the timing and character of income recognized by U.S. investors and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected. Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal tax treatment of the notes, possibly retroactively.

Additional Risk Factors

The notes are subject to risks associated with small-size capitalization companies.

The stocks composing the Index are issued by companies with small-sized market capitalization. The stock prices of small-size companies may be more volatile than stock prices of large capitalization companies. Small-size capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small-size capitalization companies may also be more susceptible to adverse developments related to their products or services.

Capped Leveraged Index Return Notes®	TS-7

Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due June , 2021

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The Index was developed by Russell Investments (“Russell”) before FTSE International Limited and Russell combined in 2015 to create FTSE Russell. The information reflects the policies of, and is subject to change by, FTSE Russell (the “Index sponsor”). The Index sponsor, which licenses the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of the Index sponsor discontinuing publication of the Index are discussed in the section entitled “Description of the LIRNs - Discontinuance of an Index” beginning on page PS-21 of product supplement EQUITY INDICES LIRN-1. None of us, the calculation agents, MLPF&S, or BofAS accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

The Index is intended to track the performance of the small-cap segment of the U.S. equity market. The Index is reconstituted annually and eligible initial public offerings (“IPOs”) are added to the Index quarterly. The Index is a subset of the Russell 3000E™ Index, which contains the largest 4,000 companies incorporated in the U.S. and its territories and represents approximately 99% of the U.S. equity market. The Index measures the composite price performance of stocks of approximately 2,000 U.S. companies ranked from 1,001 to 3,000 (based on descending total market capitalization) within the Russell 3000E™ Index members. As of November 30, 2018, the largest five sectors represented by the Index were Financial Services, Health Care, Consumer Discretionary, Producer Durables and Technology. Real-time dissemination of the value of the Index by Reuters began on December 31, 1986. The Index was developed by Russell and is calculated, maintained and published by FTSE Russell. The Index is reported by Bloomberg under ticker symbol “RTY.”

Methodology for the Russell U.S. Indices

Companies which FTSE Russell assigns to the U.S. equity market are included in the Russell U.S. indices. If a company incorporates, has a stated headquarters location, and also trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), the company is assigned to the equity market of its country of incorporation. If any of the three do not match, FTSE Russell then defines three Home Country Indicators (“HCI”): country of Incorporation, country of Headquarters, and country of the most liquid exchange as defined by two-year average daily dollar trading volume from all exchanges within a country. Using the HCIs, FTSE Russell cross-compares the primary location of the company’s assets with the three HCIs. If the primary location of assets matches any of the HCIs, then the company is assigned to its primary asset location. However, if there is not enough information to determine the country in which the company’s assets are primarily located, FTSE Russell uses the primary location of the company’s revenue for the same cross-comparison and assigns the company to its home country in a similar fashion. If conclusive country details cannot be derived from assets or revenue, FTSE Russell assigns the company to the country where its headquarters are located, unless the country is a Benefit Driven Incorporation (“BDI”) country, in which case, the company will be assigned to the country of its most liquid stock exchange. FTSE Russell lists the following countries as BDIs: Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curaçao, Faroe Islands, Gibraltar, Guernsey, Isle of Man, Jersey, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and the U.S. Virgin Islands, a U.S. HCI is assigned.

Preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights, installment receipts and trust receipts are not eligible for inclusion in the Russell U.S. Indices. Royalty trusts, limited liability companies, closed-end investment companies, blank check companies, special purpose acquisition companies, limited partnerships and companies that generate or have historically generated unrelated business taxable income (“UBTI”) and have not taken steps to block UBTI from equity holders are also not eligible for inclusion in the Russell U.S. Indices. Companies that are required to report Acquired Fund Fees and Expenses, business development companies, exchange-traded funds and mutual funds are excluded. Bulletin board, pink sheets, and over-the-counter (“OTC”) traded securities (as defined by the SEC) are not eligible for inclusion, including securities for which prices are displayed on the FINRA ADF. Stocks must trade at or above $1.00 on their primary exchange on the rank day in May to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the rank day in May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the 30 days prior to the rank day is equal to or greater than $1.00. Initial public offerings must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If a stock, new or existing, does not have a closing price at or above $1.00 (on its primary exchange) on the rank day in May, but does have a closing price at or above $1.00 on another major U.S. exchange, that stock will be eligible for inclusion. Companies with a total market capitalization of less than $30 million are not eligible. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible. When unavailable shares are determined to be 94.5% or greater, this will be rounded to 95%.

The primary criterion used to determine the initial list of securities eligible for the Russell U.S. Indices is total market capitalization, which is determined by multiplying total outstanding shares by the market price as of the rank day in May for those securities being considered at annual reconstitution.

Common stock, non-restricted exchangeable shares that may be exchanged at any time at the holder’s option on a one-for-one basis for common stock, and partnership units/membership interests (in certain cases, described below) are used to determine market capitalization for a company. FTSE Russell includes membership or partnership units/interests as part of total market capitalization when the company in question is merely a holding company of an underlying entity that issues membership or partnership units/interests and these units are the company’s sole assets. If multiple share classes of common stock exist, they are combined. In cases where the common stock share classes act independently of each other, each class is considered for inclusion separately. Stapled units and other paired share structures are considered eligible for index inclusion, unless an underlying component of the stock

Capped Leveraged Index Return Notes®	TS-8

Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due June , 2021

is an ineligible security type (e.g., convertible debt). On the rank day in May of each year, all eligible securities are ranked by their total market capitalization. Reconstitution occurs on the last Friday in June. However, at times this date precedes a long U.S. holiday weekend, when liquidity is low. In order to ensure proper liquidity in the markets, when the last Friday in June is the 29th or 30th, reconstitution will occur on the preceding Friday. In addition, FTSE Russell adds initial public offerings on a quarterly basis based on market capitalization guidelines established during the most recent reconstitution.

Once the market capitalization for each security is determined by use of total shares and price, each security is placed in the appropriate FTSE Russell market capitalization-based index. The largest 4,000 securities become members of the Russell 3000E™ Index.

After the initial market capitalization breakpoints are determined by the ranges listed above, new members are assigned on the basis of the breakpoints and existing members are reviewed to determine if they fall within a cumulative 5% market capitalization range around these new market capitalization breakpoints. If an existing member’s market capitalization falls within this cumulative 5% of the market capitalization breakpoint, it will remain in its current index rather than be moved to a different market capitalization–based Russell index.

Float Adjustments

After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.” The purpose of this adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set. Stocks in the Russell U.S. Indices are weighted by their available (also called float-adjusted) market capitalization, which is calculated by multiplying the primary closing price by the available shares. Adjustments to shares are reviewed at reconstitution and for corporate actions such as mergers. Effective June 2017, the following types of shares are considered unavailable for purchase and removed from total market capitalization to arrive at free float or available market capitalization:

•	Shares directly owned by state, regional, municipal and local governments (excluding shares held by independently managed pension schemes for governments)

•	Shares held by directors, senior executives and managers of the company, by their family and direct relations and by companies with which they are affiliated*

•	Shares held within employee share plans

•	Shares held by public companies or by non-listed subsidiaries of public companies

•	All shares where the holder is subject to a lock-in clause (for the duration of that clause)**

•	Shares held for strategic reasons, as evidenced by specific statements to that effect in publicly available announcements, by an investor, investment company or investment fund that has an employee on the board of directors of a company, has a shareholder agreement, has successfully placed a current member to the board of directors, or has nominated a current member to the board of directors alongside a shareholder agreement with the company

•	Shares that are subject to ongoing contractual agreements (such as swaps) where they would ordinarily be treated as restricted

* For the analysis of U.S. company free float, holdings of options, warrants and convertibles will be removed from the officer and director holdings when those shares are provided in a summed format within the footnotes of the SEC filings. Where FTSE Russell determines that a company is being excluded from index membership solely on the basis of the minimum float requirement, FTSE Russell will use the best available information contained in the SEC filings to determine the free float.

** Free float changes resulting from the expiry of a lock-in will be implemented at the next quarterly review subsequent to there being a minimum of 20 business days between the lock-in expiry date and the Tuesday before the first Friday of the review month. If the previously locked-in shares are sold by way of a corporate event (such as a secondary offering), any change to the free float will be applied T+2 following completion and will not be subject to the minimum 20 business day rule.

Corporate Actions and Events Affecting a Russell U.S. Index

Depending upon the time an event is determined to be final, FTSE Russell either (1) applies the event before the open on the ex-date, or (2) applies the event providing appropriate notice if it is deemed to be “actionable” for passive index managers. The timing of when corporate actions and events are applied is critical for accurate market representation, and how it impacts tracking for passive managers. The impact of the event and the effective date will be communicated to clients on a regular schedule, via the daily corporate actions and events deliverables. A full description of all corporate action driven change to the Russell U.S. Indices can be found on FTSE Russell’s website.

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Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due June , 2021

The following graph shows the daily historical performance of the Index in the period from January 1, 2008 through May 30, 2019. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On May 30, 2019, the closing level of the Index was 1,485.531.

Historical Performance of the Index

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

The notes are not sponsored, endorsed, sold, or promoted by FTSE Russell, and FTSE Russell makes no representation regarding the advisability of investing in the notes.

We and FTSE Russell have entered into a non-exclusive license agreement providing for the license to us, in exchange for a fee, of the right to use the Index in connection with the securities. The license agreement between FTSE Russell and us provides that language substantially the same as the following language must be stated in this underlying supplement. The Index is the intellectual property of FTSE Russell (the “Sponsor”). The Sponsor reserves all rights including copyright, to the Index.

The notes are not sponsored, endorsed, sold or promoted by FTSE Russell. FTSE Russell makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in notes generally or in these notes particularly or the ability of the FTSE Russell U.S. Indices to track general stock market performance or a segment of the same. FTSE Russell’s publication of the FTSE Russell U.S. Indices in no way suggests or implies an opinion by FTSE Russell as to the advisability of investment in any or all of the notes upon which the FTSE Russell U.S. Indices are based. FTSE Russell’s only relationship to Credit Suisse is the licensing of certain trademarks and trade names of FTSE Russell and of the FTSE Russell U.S. Indices which are determined, composed and calculated by FTSE Russell without regard to Credit Suisse or the notes. FTSE Russell is not responsible for and has not reviewed the notes, nor any associated literature or publications and FTSE Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. FTSE Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the FTSE Russell U.S. Indices. FTSE Russell has no obligation or liability in connection with the administration, marketing or trading of the notes.

FTSE RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE FTSE RUSSELL U.S. INDICES OR ANY DATA INCLUDED THEREIN AND FTSE RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FTSE RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY THE FTSE RUSSELL U.S. INDICES TO INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY. FTSE RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE FTSE RUSSELL U.S. INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FTSE RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due June , 2021

Supplement to the Plan of Distribution

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

BofAS has informed us of the information in the following paragraph. MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than two business days from the pricing date, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S and BofAS has advised us as follows: They or their affiliates may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices determined by reference to their pricing models and at their discretion, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. BofAS has informed us that at their discretion and for your benefit, assuming no changes in market conditions from the pricing date, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes for a short initial period after the issuance of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index and the remaining term of the notes. However, none of us, MLPF&S, BofAS, or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, BofAS, or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

BofAS has informed us that, as of the date of this term sheet, it expects that if you hold your notes in a BofAS account, the value of the notes shown on your account statement will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do; and that estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. Any such price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Credit Suisse or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

•	the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

•	a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

•	a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

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Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due June , 2021

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Index. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us, the internal funding rate we use in pricing market-linked notes is typically lower than a rate reflecting the yield on our conventional debt securities of similar maturity in the secondary market. Because we use our internal funding rate to determine the value of the theoretical bond component, if on the pricing date our internal funding rate is lower than our secondary market credit rates, the initial estimated value of the notes will be higher than if the initial estimated value was based our secondary market credit rates.

Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including BofAS and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to LIRNs” beginning on page PS-7 and “Supplemental Use of Proceeds and Hedging” on page PS-17 of product supplement EQUITY INDICES LIRN-1.

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Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due June , 2021

United States Federal Tax Considerations

This discussion supplements and, to the extent inconsistent therewith, supersedes the discussion in the accompanying product supplement under “Material U.S. Federal Income Tax Considerations.”

There are no statutory, judicial or administrative authorities that address the U.S. federal income tax treatment of the notes or instruments that are similar to the notes. In the opinion of our counsel, Davis Polk & Wardwell LLP, a note should be treated as a prepaid financial contract that is an “open transaction” for U.S. federal income tax purposes. However, there is uncertainty regarding this treatment. Moreover, our counsel’s opinion is based on market conditions as of the date of this preliminary pricing supplement and is subject to confirmation on the pricing date.

Assuming this treatment of the notes is respected and subject to the discussion in “Material U.S. Federal Income Tax Considerations” in the accompanying product supplement, the following U.S. federal income tax consequences should result:

•	You should not recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale or other disposition.

•	Upon a sale or other disposition (including retirement) of a note, you should recognize capital gain or loss equal to the difference between the amount realized and your tax basis in the note. Such gain or loss should be long-term capital gain or loss if you held the note for more than one year.

We do not plan to request a ruling from the IRS regarding the treatment of the notes, and the IRS or a court might not agree with the treatment described herein. In particular, the IRS could treat the notes as contingent payment debt instruments, in which case the tax consequences of ownership and disposition of the notes, including the timing and character of income recognized, could be materially and adversely affected. Moreover, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. In addition, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax advisor regarding possible alternative tax treatments of the notes and potential changes in applicable law.

Non-U.S. Holders. Subject to the discussions in the next paragraph and in “Material U.S. Federal Income Tax Considerations” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the notes, you generally should not be subject to U.S. federal withholding or income tax in respect of any amount paid to you with respect to the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements.

As discussed under “Material U.S. Federal Income Tax Considerations—Non-U.S. Holders Generally—Substitute Dividend and Dividend Equivalent Payments” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code generally imposes a 30% withholding tax on “dividend equivalents” paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Treasury regulations under Section 871(m), as modified by an IRS notice, exclude from their scope financial instruments issued prior to January 1, 2021 that do not have a “delta” of one with respect to any U.S. equity. Based on the terms of the notes and representations provided by us as of the date of this preliminary pricing supplement, our counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any U.S. equity and, therefore, should not be subject to withholding tax under Section 871(m). However, the final determination regarding the treatment of the notes under Section 871(m) will be made as of the pricing date for the notes and it is possible that the notes will be subject to withholding tax under Section 871(m) based on circumstances on that date.

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this determination. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to a U.S. equity to which the notes relate. You should consult your tax advisor regarding the potential application of Section 871(m) to the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

FATCA.  You should review the section entitled "Material United States Federal Income Tax Considerations—Notes Held Through Foreign Entities" in the accompanying product supplement regarding withholding rules under the “FATCA” regime. The discussion in that section is hereby modified to reflect regulations proposed by the U.S. Treasury Department indicating an intent to eliminate the requirement under FATCA of withholding on gross proceeds of the disposition of affected financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization.

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You should read the section entitled “Material U.S. Federal Income Tax Considerations” in the accompanying product supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax advisor regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

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Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due June , 2021

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

“Leveraged Index Return Notes®” and “LIRNs®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S.

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